Exhibit 21.1

List of Subsidiaries – Direct and Indirect

Name	Jurisdiction	Percentage Owned

Natur Holding BV	The Netherlands	100%
Future Healcare Services	Nevada	100%
Inerim Healthcare of Wyoming, Inc.	Wyoming	100%

Subsidiaries held by Natur Holding BV

NL Juices Retail BV	The Netherlands	100%
NL Juices Online BV	The Netherlands	100%
NFF Trading BV	The Netherlands	100%
Naturalicious Rest of Europe BV	The Netherlands	100%
Hi tech Juices BV	The Netherlands	100%
Naturalicious UK Ltd	United Kingdom	100%